Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
April 11, 2011	NYSE: SLW

RANDY SMALLWOOD SUCCEEDS PETER BARNES AS CEO OF SILVER WHEATON

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW)(NYSE:SLW) is pleased to announce that Randy Smallwood, currently the Company’s President, has been appointed Chief Executive Officer. He will replace Peter Barnes, who has resigned effective April 11, 2011. As part of the transition process, Mr. Barnes has agreed to enter into a consulting agreement with Silver Wheaton.

“I am very proud to have been a part of a team that, in just over six years, successfully built one of the largest silver companies in the world,” said Peter Barnes. “Silver Wheaton is exceptionally well-positioned to continue its strong tradition of creating shareholder value, and I have decided that it is the right time for me to step aside as Chief Executive Officer. I have worked very closely with Randy for the last eight years, am confident in his abilities, and I would like to wish him and the Silver Wheaton team all the best as the Company transitions to its next phase of growth.”

“Since the inception of Silver Wheaton in 2004, the Company’s shareholders have benefited greatly from Peter Barnes’ dedication, focus and commitment,” said Doug Holtby, Chairman of Silver Wheaton. “Under Peter’s leadership and with the support of his team, the Company has become one of the most profitable precious metals companies in the world, and this will be his legacy. We wish him great success in his future endeavours. The Board would also like to congratulate Randy Smallwood on his appointment as President and Chief Executive Officer. We are certain that the Company will continue to be a market leader under his guidance.”

Randy Smallwood holds a geological engineering degree from the University of British Columbia, and is a founding member of Silver Wheaton. He was an instrumental part of the team that built Wheaton River/Goldcorp into one of the largest and most profitable gold companies in the world, and in 2007 he joined Silver Wheaton full time as Executive Vice President of Corporate Development, primarily focusing on growing the Company through the evaluation and acquisition of silver stream opportunities. In recognition of his significant contribution to Silver Wheaton’s pre-eminent position as market leader in its sector, Randy was appointed Silver Wheaton’s President in January 2010.

“I am excited to take on the role of Chief Executive Officer, and to continue working with this exceptional management team, a team which has contributed to building Silver Wheaton’s industry-leading production growth profile and has created one of the largest silver companies in the world,” said Randy Smallwood. “We remain committed to positioning Silver Wheaton as the go-to investment vehicle for those looking for exposure to an increasing silver price, and we look forward to capitalizing on the many silver streaming opportunities that lie ahead. Finally, I would like to take this opportunity to thank Peter Barnes for his great leadership and mentorship over the years, and to wish him continued success in the future.”

About Silver Wheaton

Silver Wheaton is the largest silver streaming Company in the world. Based upon its current agreements, forecast 2011 attributable production is 27 to 28 million silver equivalent ounces, including 15,000 ounces of gold. By 2015, annual attributable production is anticipated to increase significantly to approximately 43 million silver equivalent ounces, including 35,000 ounces of gold. This growth is driven by the Company’s portfolio of world-class assets, including silver streams on Goldcorp’s Peñasquito mine and Barrick’s Pascua-Lama project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Brad Kopp
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com